July 05, 2016

Mr Brad Skinner
Office of Natural Resources
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.
20549


Sasol Limited
Form 20-F for the Fiscal Year Ended June 30, 2015
Response Dated June 7, 2016
File No. 1-31615

Dear Sirs,

We acknowledge receipt of your comment letter dated July 01, 2016 to our response dated June 07, 2016 with respect to Sasol Limited's Form 20-F for the fiscal year ended June 30, 2015, filed on October 9, 2015 on File No. 1-31615.

We estimate that we will be in position to respond to your questions by no later than July 26, 2016.


Yours faithfully

/s/ Mr P Victor
Chief Financial Officer